UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong

People’s Republic of China 523217

+86 769-8875-3300

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2025 annual meeting of shareholders. With a record date as of February 12, 2026, the meeting will be held on March 27, 2026, at 9:00 a.m. China Time (9:00 p.m. Eastern Time on March 26, 2026) and at the Registrant’s executive office at No. 16 N. Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong, China.

Exhibits

The following document is filed herewith:

Exhibit Number	Document
3.1	Fourth Amended and Restated M&A
99.1	Proxy Statement for 2025 Annual Shareholder Meeting
99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

By:	/s/ Silong Chen
Name:	Silong Chen
Title:	Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

Dated: February 17, 2026